

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2013

Via E-mail
Ioannis Karyotis
Chief Financial Officer
Navios South American Logistics Inc.
Aguada Park Free Zone
Paraguay 2141, Of. 1603
Montevideo, Uruguay

> **Re:** **Navios South American Logistics Inc.**
> **Registration Statement on Form F-4**
> **Filed April 10, 2013**
> **File No. 333-187827**

Dear Mr. Karyotis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

   • Disclose that you are an emerging growth company;
   • Describe how and when a company may lose emerging growth company status;
   • Briefly describe the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002; and
   • State your election under Section 107(b) of the JOBS Act:
     ○ If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note that you are registering the exchange of 9.25% Senior Notes due 2019 and Guarantees of 9.25% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Exhibit 5.2

4. Please refer to paragraph (A)(v) on page 2 of the opinion. It appears that this qualification undermines the binding effect of your debt obligation. We note that counsel must opine that the debt securities will be binding obligations of the registrant. Please advise or have counsel remove this paragraph from the opinion. For guidance refer to Section (II)(B)(1)(e) of Staff Legal Bulletin No. 19.

Exhibit 5.3

5. Please refer to the second sentence in the third paragraph of the opinion. Please have counsel revise to delete the phrase "there are no other agreement among any of the parties to the Note Documents which modify or supersede any of the terms of the Note Agreements." Assumptions as to the material facts underlying the legal opinion or readily ascertainable facts are inappropriate. For guidance refer to Section (II)(B)(3)(a) of Staff Legal Bulletin No. 19.

Exhibits 5.4 and 5.5

6. Please have counsel provide clearly signed legal opinions and file them as exhibits to the registration statement in your next amendment.

Exhibit 5.5

7. Please refer to the fourth full paragraph on page 1 of the opinion. Please have counsel revise to remove the statement that counsel "assumed, without investigation, that any certificate or other documentation on which [they] have relied that was given or dated earlier than the date of this opinion, has remained accurate from such earlier date through and including the date of this letter…" or advise. Assumptions as to the material facts underlying the legal opinion or readily ascertainable facts are inappropriate. For guidance refer to Section (II)(B)(3)(a) of Staff Legal Bulletin No. 19.

8. Please refer to subsection (c) in the penultimate paragraph of the opinion, beginning with "[t]his opinion letter is limited to the analysis of the above mentioned documents…." Please have counsel revise to remove this qualification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under

Ioannis Karyotis
Navios South American Logistics Inc.
May 7, 2013
Page 4

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Stuart H. Gelfond, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP